FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of November, 2002

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

November 14, 2002

Hanson PLC trading update and statement on asbestos claims

Trading update
Hanson PLC, the international building materials company, has brought forward its December trading update in order to be able to respond in a timely way to investor questions regarding current trading conditions, particularly following the recent publication of third quarter results by its US competitors.

At the time of its interim results announcement in early August, Hanson highlighted that trading since the start of the main construction season had been mixed and that it was therefore sensible to remain cautious about the outlook.

Subsequent US trading experience to date has confirmed this view. Also, as indicated in August, US comparisons for the remainder of the year will be affected by the unusually high level of trading at the end of last year as a result of a mild winter.

Shortfalls in US aggregates volumes in the third quarter have been marginally better than those experienced in the first half. Most major markets have shown weakness, although San Diego continues to perform well. Pipe & Products also had a difficult quarter, largely due to delays in contract lettings affecting pressure pipe demand in Texas. Brick & Tile third quarter volumes, however, remain underpinned by continuing resilience in residential housing, particularly in Canada and Texas.

In the face of slower markets, Hanson Building Materials America's focus on cost performance has been increased further in order to mitigate the effects of lower volumes on trading margins.

In its other main geographical operations, Hanson said in August that it expected first half trading patterns to continue into the second half. This has been largely the case, although in the UK activity levels have been disappointing.
Demand in the UK has remained at the low levels seen in early summer, with the anticipated post-June upturn not materialising and the Aggregates Levy affecting demand for certain products. Third quarter aggregates volumes were 9% below the 2001 level. Despite this, year to date trading profit for the UK Aggregates division remains ahead of the prior year, thanks to a good first half, continued strong pricing and the ongoing benefits of management restructuring and cost control.

UK brick volumes fell by 3% in the third quarter. However, recent demand has been more encouraging, pricing remains good and operational cost control initiatives are having a beneficial impact. In Hanson Building Materials Europe's other principal market, Spain, trading conditions have been good.

Hanson Australia's performance remains strong and trading profit is anticipated to be significantly ahead of 2001. Both aggregates and ready-mixed concrete volumes and prices have increased in the third quarter and its associate companies continue to perform well. In Hanson Pacific, Hong Kong remains affected by weaker underlying demand and increased competition, while Malaysia's performance has been affected by the government's decision to expel temporarily many immigrant construction workers.

Group property disposal profits are currently forecast to be £13 million for 2002, assuming completion of all planned transactions. This reflects ongoing efforts to release surplus land and buildings in order to maximise balance sheet efficiency.

Hanson's operations continue to generate strong cash flows. Assuming no further acquisitions or disposals, year-end net debt is currently forecast to be approximately £1.2 billion. This represents a reduction of approximately £230 million on the prior year, despite year to date acquisition spend of approximately £130 million (2001 total - £57.8m).

Assuming normal weather patterns and no significant further US dollar weakness (which is already forecast to have a net negative impact of approximately £9 million), Hanson currently expects to report 2002 pre-tax, pre-exceptional profit close to the median of current analyst forecasts of approximately £345 million. In 2001 pre-tax, pre-exceptional profit totalled £351.0 million.

Statement on asbestos claims
In view of the heightened interest in US asbestos related claims, Hanson believes that it is appropriate to provide investors with further information regarding its own situation.

In summary, Hanson believes that the cost of resolving current and probable asbestos related claims until 2010 should not have a material impact on its consolidated financial position, liquidity and results of operations. Accordingly, Hanson has no current plans to increase the level of its asbestos related provisions.

Hanson does not believe that adequate information currently exists to allow it to estimate reasonably the amount of liability associated with asbestos claims that its US subsidiaries expect to resolve after 2010. However, assuming that current trends continue, Hanson does not expect that any such liability would have a material adverse impact on its consolidated financial position and liquidity.

From January 1, 1998 (the start of the first complete financial year following demerger) to September 30, 2002, certain US subsidiaries of Hanson have spent a cumulative $6.0 million (before tax relief of $2.4m) resolving the cases of approximately 37,000 US asbestos related claimants. This figure is after insurance recoveries of $79.7 million and includes defence costs. Of the claimants whose cases were resolved during this period, approximately 52% were dismissed without payment and settlement costs for the remainder represent approximately 54% of the total gross spend.

During the first nine months of 2002, approximately 3,400 new cases representing approximately 13,100 claimants have been filed and cases representing approximately 11,400 claimants have been resolved. Of claimants whose cases were resolved in this period, over three-quarters were dismissed without payment and less than 1% related to cancers/mesothelioma.

Currently, 19,700 cases representing approximately 75,000 claimants (32% of whom relate to mass claims) are pending against various US subsidiaries of Hanson. Provisions totalling $125 million are in place to cover asbestos related claims and costs (after assumed insurance recoveries of an approximately equivalent amount). This is in line with management's current estimate of the pre-tax cost of resolving both currently outstanding claims and probable future claims.

As indicated, product liability insurance has met substantially all of the amounts US subsidiaries of Hanson have incurred to date for settled claims and defence costs. However, Hanson's projections assume that this proportion could decline significantly over time as a result of various allocation, coverage and potential solvency issues.

As a consequence of the significant degree of uncertainty surrounding this type of litigation, resolution of any asbestos related claims beyond 2010 is not included in the above provisions. In addition, the provisions are determined based on certain assumptions which involve a significant degree of uncertainty. These assumptions include the number, mix and location of future claims, trends in dismissal rates, settlement costs and defence costs, resolution of all existing claims and resolution of new claims five years after receipt, the continued solvency of co-defendants and insurance availability.

Additional asbestos information
Virtually all of the US asbestos cases against US subsidiaries of Hanson involve numerous other defendants and concern bodily injury claims relating to the past manufacture of products containing asbestos.

The group companies named in US asbestos cases are all US subsidiaries of either Kaiser Cement Corporation (5% of claimants outstanding), which was acquired in 1988, or Beazer PLC (95% of claimants outstanding), which was acquired in 1991. Their manufacture of products containing asbestos had ceased prior to their acquisition by Hanson.

The products include coke oven batteries, roofing products, electrostatic precipitators, hot top rings, gun plastic cement, wallboard accessories and textured paints. Claims involving 242 of the 75,000 claimants also relate to previous ownership of shipping vessels by the Kaiser Cement Corporation group.

Historic dismissal rates quoted above illustrate that in a considerable number of cases claimants are unable to demonstrate specific exposure to the above products, or any specific illness or disability.

The figures in this announcement relate to US claims and persons other than current or former employees. In addition, 30 asbestos related claims from former employees of the above entities are outstanding. Outside the US, one known asbestos related claim is outstanding against a Hanson subsidiary. Any costs associated with these will be covered by insurance.

A conference call to respond to any investor/analyst questions on the above will take place today as follows:

Time/Date:                 9:00am (GMT) / November 14, 2002
Dial-in number:       + 44 (0) 20 8400 6300
Password:                 Hanson
Chairman:                 Alan Murray

A conference call replay facility will be available until 11:00am on Saturday November 16, 2002 (dial-in number + 44 (0) 20 8797 2499, passcode 119525#).

Inquiries:    Justin Read
                     Hanson PLC
                     +44 (0)20 7245 1245

Notes:

1.      Product descriptions

Coke oven batteries are a series of interlinked ovens that are used to process coal into coke in the steel industry. Asbestos was used in these ovens as part of their insulation. Workers employed by customers allege that they were exposed to asbestos while working near the batteries.

Electrostatic precipitators incorporating asbestos were built for customers in the power generation industry. A precipitator is essentially a large steel box that draws in particulate laden gases and cleans them before releasing. Power plant employees working around precipitators allege that they were exposed to asbestos.

Gun plastic cement is a type of cement containing asbestos. It was produced for customers in the construction industry. Plasterers working on construction sites who sprayed the plastic cement onto buildings allege that they were exposed to asbestos.

Hot top rings were produced for customers in the steel industry. A hot top is an asbestos insulated device to retain heat and hold excess molten metal on top of an ingot mould. Workers at steel plants working in the area where ingots were used allege asbestos exposure.

Roofing products include sealants, felts and water-proofing materials. Asbestos in these products was encapsulated in tar or asphalt. Roofers subsequently using these products on construction sites allege that exposure occurred when products were applied or torn off during repairs/replacements.

Wallboard accessory products and textured paints, such as joint compounds, containing asbestos were produced for customers in the construction industry. Workers on construction sites allege that they were exposed to asbestos during the construction of buildings.

2.    Mass claims

37% of new asbestos related claimants during the first 9 months of 2002 and 32% of outstanding claimants relate to mass claims. Hanson defines mass claims as those cases with 100 or more claimants (plaintiffs alleging exposure) covered under a single court docket number. It does not include in mass claims cases with less than 100 claimants or cases where each individual claimant has an individual case number grouped under a master case number.

Forward-looking statements
This press release contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements made regarding expected profit levels, management's current estimate of the pre-tax costs of resolving currently outstanding claims and probable future claims and Hanson's belief regarding the future impact of  current and future asbestos related claims.  These forward-looking statements are subject to significant risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.   Some of the factors that could cause such differences are set out in detail in Hanson's 20-F and include, but are not limited to, (i) the general strength or weakness of the construction industry in North America, the UK, continental Europe, Asia and Australia; (ii) changes in government policy on legislation in the regions and territories in which Hanson operates, such as the implementation of TEA-21 and successors thereto in the US; (iii) personal injury and property damage claims concerning environmental and health issues arising from historic activities for which Hanson cannot determine with certainty the amount of its ultimate liability; (iv) costs of materials including cement, bitumen, energy and fuel; (v) inclement weather conditions during peak construction periods; (vi) the availability of and access to resources in geographic areas of customer demand; and (vii) the pricing policies of competitors will all impact upon our business.  In addition, future changes to UK accounting standards, as well as changes to International Accounting Standards, may affect reported results including those for prior periods. Factors that could cause the actual results regarding the asbestos-related forward looking statements to differ materially from anticipated include :   (i) adverse trends in the ultimate number of claims filed against Hanson's US subsidiaries; (ii)   increases in the cost of resolving current and future claims as a result of any adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover such claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on Hanson entities under certain state liability laws; (vi) the unpredictable aspects of the litigation process; (vii) any adverse changes in the mix of asbestos-related diseases with respect to which claims are made against Hanson's US subsidiaries, and (viii) potential legislative changes.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   November 14, 2002